SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549


                                     FORM 8

                       AMENDMENT TO APPLICATION OR REPORT

                Filed pursuant to Section 12, 13, or 15(d) of the
                         Securities Exchange Act of 1934


                             DUKE ENERGY CORPORATION
                             -----------------------
               (Exact name of registrant as specified in charter)

                                 AMENDMENT NO. 1

         The undersigned registrant hereby amends its Annual Report for the fiscal year ended December 31, 1997, on Form 10-K as filed with the Securities and Exchange Commission as follows:

                  By including as an Exhibit thereto the registrant's Annual Report on Form 11-K with respect to the Retirement Savings Plan and the Employees' Stock Ownership Plan of Duke Energy Corporation for the year ended December 31, 1997.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         DUKE ENERGY CORPORATION


                                                By____________________________
                                                    Richard J. Osborne
                                                    Executive Vice President
                                                    and Chief Financial Officer



      Date: June 26, 1998

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549



                                    FORM 11-K



                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) of the
                         Securities Exchange Act of 1934




                      For the Year Ended December 31, 1997

                                       of

                 DUKE ENERGY CORPORATION RETIREMENT SAVINGS PLAN

                                       and

             DUKE ENERGY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN




               Issuer of Securities held pursuant to the Plans is
                DUKE ENERGY CORPORATION, 422 South Church Street,
                      Charlotte, North Carolina 28242-0001

                          INDEPENDENT AUDITORS' CONSENT
                          -----------------------------



We consent to the incorporation by reference in Registration Statement No. 333-34655 of Duke Energy Corporation on Form S-8 of our report dated May 8, 1998 on the Duke Energy Corporation Retirement Savings Plan for the year ended December 31, 1997 and our report dated April 3, 1998 on the Duke Energy Corporation Employees' Stock Ownership Plan for the year ended December 31, 1997, appearing in this Annual Report on Form 11-K.




Deloitte & Touche LLP

Charlotte, North Carolina
June 25, 1998

                             DUKE ENERGY CORPORATION
                             RETIREMENT SAVINGS PLAN


                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                        WITH INDEPENDENT AUDITORS' REPORT

                           DECEMBER 31, 1997 AND 1996


                                             TABLE OF CONTENTS


INDEPENDENT AUDITORS' REPORT                                                            3

FINANCIAL STATEMENTS:
          Statement of Net Assets Available for Benefits With Fund Information,
               December 31, 1997                                                        4
          Statement of Net Assets Available for Benefits With Fund Information,
               December 31, 1996                                                        5
          Statement of Changes in Net Assets Available for Benefits With Fund
               Information, For the Year Ended December 31, 1997                        6
          Statement of Changes in Net Assets Available for Benefits With Fund
               Information, For the Two Months Ended December 31, 1996                  7
          Notes to Financial Statements                                               8 -12
SUPPLEMENTAL SCHEDULES:
          Line 27a - Schedule of Assets Held for Investment Purposes                   13
          Line 27d - Schedule of Reportable (5%) Transactions                          14

                                                                               2

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


Duke Energy Corporation Retirement Savings Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of Duke Energy Corporation Retirement Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 1997, and for the two months ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 and for the two months ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



Deloitte & Touche LLP

Charlotte, North Carolina
May 8, 1998

                 DUKE ENERGY CORPORATION RETIREMENT SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1997

(TO BE FILED UNDER COVER OF FORM SE)
--------------------------------------------------------------------------------

                 DUKE ENERGY CORPORATION RETIREMENT SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1996

(TO BE FILED UNDER COVER OF FORM SE)
--------------------------------------------------------------------------------

                 DUKE ENERGY CORPORATION RETIREMENT SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997

(TO BE FILED UNDER COVER OF FORM SE)
--------------------------------------------------------------------------------

                 DUKE ENERGY CORPORATION RETIREMENT SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                   FOR THE TWO MONTHS ENDED DECEMBER 31, 1996

(TO BE FILED UNDER COVER OF FORM SE)
--------------------------------------------------------------------------------

                             DUKE ENERGY CORPORATION
                             RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                    FOR THE YEAR ENDED DECEMBER 31, 1997 AND
                   FOR THE TWO MONTHS ENDED DECEMBER 31, 1996

--------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN:

Participation and Purpose
-------------------------
Effective January 1, 1997, the name of the Duke Power Company Stock Purchase-Savings Program for Employees was changed to the Duke Power Company Retirement Savings Plan. On June 18, 1997 this plan name was changed to the Duke Energy Corporation Retirement Savings Plan (the Plan) in accordance with the terms of a merger agreement between Duke Power Company and PanEnergy Corp. The Plan is sponsored by Duke Energy Corporation and its affiliates, Crescent Resources, Inc., Duke Engineering & Services, Inc. (including its wholly-owned subsidiaries DE&S Northwest, Inc. and Intera, Inc.), Nantahala Power and Light Company (Nantahala), Duke Energy International , Inc., Duke Project Services, Inc., and, new in 1997, DukeSolutions, Inc. (collectively referred to as the "Employing Company").

Effective November 1, 1996, the plan year was changed from a fiscal year ending on October 31 to a calendar year. The period from November 1, 1996 until December 31, 1996 constituted a short plan year.

The purpose of the Plan is to provide an opportunity for eligible employees of the Employing Company to enhance their long-range financial security through tax deferred savings with the benefit of contributions by the Employing Company, to diversify their investments under the Plan through optional selection among certain mutual funds, and to acquire an interest in the Employing Company through ownership of Duke Energy Corporation Common Stock (Common Stock), thus enhancing the incentive for employees to contribute to the success of the Employing Company. This defined contribution plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective January 1, 1997 employees are eligible to enter and participate in the Plan if they 1) have attained the age of eighteen and 2) have been an employee throughout the three immediately preceding calendar months or have accrued 1,000 hours of service within a plan year. Prior to January 1, 1997 eligibility requirements were similar, but employees were only allowed to join the Plan on November 1, or May 1.

Contributions
-------------
Participants may authorize payroll reductions from eligible earnings in the form of company matched deferrals and non-company matched additional deferrals. Effective January 1, 1997, employees may elect payroll reductions (subject to certain limitations) of up to 10 percent of eligible earnings without regard to years of service. Deferrals (subject to certain limitations) may range from 1 percent to 6 percent while the additional deferrals (subject to certain limitations) may range from 1 percent to 4 percent. Both the deferrals and additional deferrals of some highly compensated employees may be limited by various provisions of the Internal Revenue Code. All deferrals and additional deferrals are exempt from federal and state income tax withholding in the year they are deferred, but both are subject to payroll taxes. Participant deferrals and additional deferrals are intended to satisfy the requirements of Section 401(k) of the Internal Revenue Code. The Employing Company shall contribute an amount (subject to certain limitations) equal to 100 percent of the first 3 percent of all deferrals and 50 percent of the next 3 percent of deferrals in any pay period. Employing Company matching contributions are intended to satisfy the requirements of Section 401(m) of the Internal Revenue Code, but they are not subject to the restrictions of Section 401(k).

Prior to January 1, 1997 participants could elect deferrals from 1.5 percent to 5 percent of eligible earnings, depending upon years of employment. Participants could also elect additional deferrals depending upon years of employment and level of compensation. The Employing Company contributed an amount equal to 100 percent of deferrals in any pay period.

A participant who is employed by Nantahala is eligible to authorize deferrals and additional deferrals in accordance with the provisions of the Plan applicable on December 31, 1996. The Employing Company matching contribution for an employee at Nantahala is based upon length of service.

Rollovers from Other Plans
--------------------------
Rollovers from other plans represents amounts recorded when new employees who elect enrollment in the Plan transfer account balances from other plans. The majority of transfers during 1997 resulted from DukeSolutions, Inc.'s purchase of an engineering company during the plan year.

Investments
-----------
Subject to limitations discussed below, participants may invest the money in their account in any or all of the funds offered in the Plan. Participants who continue to hold U.S. Savings Bonds are restricted to investing in Duke Energy Corporation Common Stock. Participants buy "units" of a fund based on its market price. The value of an account is updated daily. Throughout the plan year, the following funds were offered for investment:

o Duke Energy  Corporation Common Stock     Funds  are  invested  solely in Duke
                                            Energy  Corporation Common Stock and
                                            include   a  small   percentage   of
                                            uninvested  cash that may be used to
                                            cover    loans,     transfers    and
                                            distributions.

o Dreyfus General Money Market Fund, Inc.   The fund is invested  in  short-term
                                            credit  instruments  including  U.S.
                                            Government securities,  high quality
                                            short-term   securities   of  strong
                                            corporations,     certificates    of
                                            deposit,   and  other  domestic  and
                                            foreign bank  obligations.  The fund
                                            seeks to earn income at  competitive
                                            yields while preserving capital.

o Kemper U.S. Government Securities Fund    The fund is invested in  obligations
                                            issued  or  guaranteed  by the  U.S.
                                            government or its agencies. The fund
                                            seeks high current income, liquidity
                                            and
                                                                               9
                                            security of principal. The value
                                            of fund holdings  fluctuates  due to
                                            changes in interest  rates and other
                                            market factors.


o  Dreyfus S&P 500 Index Fund, Inc.         The  fund   seeks   to   match   the
                                            investment results of the Standard &
                                            Poor's  (S&P)  500  Composite  Stock
                                            Price Index,  which  consists of 500
                                            stocks  selected by S&P to represent
                                            a  broad   spectrum   of  the   U.S.
                                            economy.

o Twentieth Century Balanced Investors Fund The fund maintains  approximately 60 percent  of  its  assets  in  common
                                            stocks  that are  considered  by the
                                            portfolio     manager     to    have
                                            better-than-average           growth
                                            prospects.   The  fund's   remaining
                                            assets are in bonds and other  fixed
                                            income  securities.  The fund  seeks
                                            capital growth and current income.

o American Funds New Perspective Fund       The  fund  invests  worldwide  in  a
                                            diversified  portfolio  of stocks of
                                            large, high quality  companies.  The
                                            fund seeks long-term capital growth.

The Employing Company reserves the right to change the investment funds offered from time to time as conditions merit. Units in any fund listed above that is deleted would be liquidated and transferred to another fund of the participant's choice. The selection from available investment funds is the sole responsibility of each participant. The Plan is intended to satisfy the requirements of Section 404(c) of the Employee Retirement Income Security Act of 1974.

Participants' Accounts
----------------------
The  deferrals  and  additional  deferrals  are  invested  as  directed  by  the participant. Employing Company matching contributions are applied to the purchase of Common Stock. Shares of Common Stock may be issued directly by the Employing Company or obtained by open market purchase. Shares and Common Stock dividends are allocated to individual participant accounts in proportion to the amounts of their deferrals, additional deferrals and related employer contributions.

Vesting and Distribution
------------------------
All Employing Company matching contributions are 100 percent vested for all participants. A participant may elect to receive distributions from his accounts, other than his deferral accounts, immediately after they mature. Employing Company matching contributions mature at the end of the 24th month following the month in which the contributions are made to the accounts. A participant may request a distribution from his deferral account, including his additional deferral account and rollover account, made on a pretax basis, only if he suffers a hardship or is at least age 59 1/2. A hardship distribution is only allowed pursuant to Section 401(k) of the Internal Revenue Code.

Payment of Benefits
-------------------
On termination of service for any reason, a participant, or his beneficiary, may request the distribution of the balance in all of his accounts as of his date of termination. A distribution shall be made as soon as practicable after the occasion for the distribution, except that a participant may elect that a distribution be delayed until no later than April 1 of the calendar year following the calendar year in which he attains age 70 1/2. A beneficiary of a deceased participant may elect that a distribution be delayed until a date that follows the occasion for distribution by not more than one year.

Employee Loans Receivable
-------------------------
Employee loans receivable are reflected in Duke Energy Corporation Common Stock. Participants may borrow, with some limitations, from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the rate charged by the trustee of the Plan on similar commercial loans. Principal and interest is paid ratably through monthly payroll deductions. Loan receipts will be reinvested based on the participant's invested options at the time of repayment.

Rights Upon Termination
-----------------------
The Employing Company expects and intends to continue the Plan indefinitely, but has reserved the right to amend, suspend or terminate the Plan at any time. In the event of termination of the Plan, the net assets of the Plan would be distributed to participants based on the balances in their individual accounts at the date of termination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
-------------------------------------------
Investments are reported at fair market value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Duke Energy Corporation Common Stock is valued at the quoted market price at year-end. Participant loans are valued at cost plus accrued interest which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Payment of Benefits
-------------------
Benefits are recorded when paid.

Reclassification
----------------
Certain amounts have been reclassified in the 1996 financial statements to conform to the current presentation.

3. THE TRUSTEE:
In accordance with terms of a trust agreement, the Trustee, Wachovia Bank of North Carolina, N.A., holds all investments and makes distributions to participants. The Employing Company pays all administrative costs relating to the Plan.

4. PLAN UNIT VALUATION:

Individual participant accounts are maintained on a unit value basis. In accordance with the provisions of the Plan, the Trustee maintains separate units of participation in the Plan and related net asset value per unit for the Duke Energy Corporation Common Stock fund, since it is the only non-mutual fund. The number of units and related net asset value per unit for this fund are as follows:

                                                 1997                 1996
                                                 ----                 ----

Units outstanding at December 31,                65,841,940           67,971,550
                                                 ==========           ==========
Net asset value per unit at:
     December 31,                                $14.500813           $12.157004
     September 30,                                12.973315              N/A
     June 30,                                     12.589361              N/A
     March 31,                                    11.602165              N/A

5. TAX CONSEQUENCES OF THE PLAN:

The Internal Revenue Service has determined and informed the Employing Company by a letter dated April 10, 1998, that the Plan is qualified and the trust which forms a part of the Plan is exempt from federal income tax under the provisions of Section 501(a) of the Internal Revenue Code. The trust is intended to satisfy the requirements of the Internal Revenue Code for a tax-qualified plan.

                             DUKE ENERGY CORPORATION
                             RETIREMENT SAVINGS PLAN
           LINE 27A - SCHEDULES OF ASSETS HELD FOR INVESTMENT PURPOSES
                           DECEMBER 31, 1997 AND 1996

(TO BE FILED UNDER COVER OF FORM SE)
--------------------------------------------------------------------------------

                                                DUKE ENERGY CORPORATION
                                                RETIREMENT SAVINGS PLAN
                                  LINE 27d - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS



(DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------------------------------------------------



                                                                       Selling                                 Gain/
                                                                        Price              Cost               (Loss)
                                                                   ----------------    --------------     ---------------


For the Year Ended December 31, 1997:

Duke Energy Corporation Common Stock:
      98 Purchases                                                                          $ 22,049       $           -
      168 Sales                                                          $  56,965            33,205              23,760

Dreyfus General Money Market Fund, Inc.:
      138 Purchases                                                                           30,011                   -
      122 Sales                                                             23,213            23,213                   -

Dreyfus S&P 500 Index Fund, Inc.:
      186 Purchases                                                                           51,389                   -
      41 Sales                                                               5,983             4,915               1,068

Wachovia Bank DTF Short Term Investment Fund:
      227 Purchases                                                                          176,278                   -
      305 Sales                                                            171,140           171,140                   -


For the Two Months Ended December 31, 1996:

     There were no reportable transactions in this period.



-------------------------------------------------------------------------------------------------------------------------

                             DUKE ENERGY CORPORATION
                         EMPLOYEES' STOCK OWNERSHIP PLAN


                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                        WITH INDEPENDENT AUDITORS' REPORT

                           DECEMBER 31, 1997 AND 1996


                                            TABLE OF CONTENTS
                                            -----------------


INDEPENDENT AUDITORS' REPORT                                                                                       3

FINANCIAL STATEMENTS:
          Statements of Net Assets Available for Plan Distributions                                                4
          Statements of Changes in Net Assets Available for Plan Distributions                                     5
          Notes to Financial Statements                                                                          6 - 8


SUPPLEMENTAL SCHEDULES:
          Line 27a - Schedule of Assets Held for Investment Purposes                                               9
          Line 27d - Schedule of Reportable (5%) Transactions                                                     10

                                                                               2

                          INDEPENDENT AUDITORS' REPORT


Duke Energy Corporation Employees' Stock Ownership Plan:

We have audited the accompanying Statements of Net Assets Available for Plan Distributions of Duke Energy Corporation Employees' Stock Ownership Plan (the
Plan) as of December 31, 1997 and 1996, and the related Statements of Changes in Net Assets Available for Plan Distributions for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan distributions of the Plan at December 31, 1997 and 1996, and the changes in net assets available for plan distributions for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



Deloitte & Touche LLP

Charlotte, North Carolina
April 3, 1998



             DUKE ENERGY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
            STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN DISTRIBUTIONS


(Dollars In Thousands)
--------------------------------------------------------------------------------------------
                                                                            December 31,
                                                                           ------------
                                                                       1997            1996
                                                                       ----            ----
ASSETS:
  Investment in Duke Energy Corporation Common Stock
     (1997 - 1,156,177 shares; 1996 - 1,213,092 shares)             $ 64,030       $ 56,112

LIABILITIES:
  Distributions payable to active participants                             -            175
  Distributions payable to terminated participants                         -             29
                                                                     -------        -------
                                                                           -            204
                                                                     -------        -------

NET ASSETS AVAILABLE FOR PLAN DISTRIBUTIONS                         $ 64,030       $ 55,908
                                                                    ========       ========


---------------------------------------------------------------------------------------------
See Notes to Financial Statements.
                                                                           4

             DUKE ENERGY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN DISTRIBUTIONS


(Dollars In Thousands)
------------------------------------------------------------------------------------------------
                                                                       Years Ended December 31,
                                                                       ------------------------
                                                                         1997             1996
                                                                         ----             ----
INVESTMENT INCOME:

  Dividends and interest                                               $  2,558       $  2,504
  Net appreciation (depreciation) in market value of
    Duke Energy Corporation Common Stock                                 10,698         (1,276)
                                                                         -------        -------
                                                                         13,256          1,228
                                                                         -------        -------

DISTRIBUTIONS TO PARTICIPANTS:
  Active participants                                                     1,408            937
  Terminated participants                                                 3,382          2,828
  Participants electing distribution of dividends                           344            349
                                                                         -------        -------
                                                                          5,134          4,114
                                                                         -------        -------

NET INCREASE (DECREASE)                                                   8,122         (2,886)
NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                      55,908         58,794
                                                                         -------       -------
  End of year                                                          $ 64,030      $  55,908
                                                                       =========      ========

-------------------------------------------------------------------------------------------------
See Notes to Financial Statements.

             DUKE ENERGY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1997AND 1996

--------------------------------------------------------------------------------
1. Description of the Plan:


Purpose and Participation
-------------------------
On June 18, 1997, the name of the Duke Power Company Employees' Stock Ownership Plan was changed to the Duke Energy Corporation Employees' Stock Ownership Plan (the Plan) in accordance with the terms of a merger agreement between Duke Power Company and PanEnergy Corp. The Plan, which was frozen in 1987 in regards to participation and contributions, was sponsored by the former Duke Power Company and its affiliates, Crescent Resources, Inc. and Duke Engineering & Services, Inc., (collectively referred to as the "Employing Company").

The Plan is a stock bonus plan and was designed to promote investment by employees in the Employing Company. Employees were eligible to participate if they (1) had attained the age of eighteen on the first day of the plan year, (2) had been employees for the three immediately preceding calendar months, and (3) were not members of a unit of employees covered by a collective bargaining agreement which provided for retirement benefits not available to employees generally. This defined contribution plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions
-------------
Prior to 1987, Employing Company contributions to the Plan were based on investment tax credits and payroll-tax credits. All such tax credits have now been repealed. Neither the Employing Company nor participants have made contributions to the Plan since 1987 and future contributions based upon tax credits are not anticipated.

Participants' Accounts
----------------------
Separate accounts by plan year are maintained for each participant to accumulate any annual allocations and dividends earned thereon. At December 31, 1997 there were 8,773 participant accounts in the Plan, including 1,463 accounts for persons terminated from employment who were eligible to receive their vested benefits.

Vesting and Distributions
-------------------------
The Plan provides for immediate vesting. Distributions for a plan year are available at the end of the seventh plan year after contributions were made. All contributions have been held in the Plan for at least seven years and are available for distribution to the participants. Upon retirement or termination, Plan account balances may be distributed or funds may be left in the Plan until requested (up to age 70 1/2). The Plan allows participants to elect to receive, in cash, dividends paid on shares held in their accounts.

The liability in 1996 for distributions payable to participants was estimated based on the year end market price of Duke Energy Corporation's common stock. In the 1996 financial statements, this liability was recorded on the face of the Statement of Net Assets Available for Plan Distributions rather than disclosed in the notes to the financial statements as a reconciling item between the Form 5500 and the financial statements. In 1997, there is no such liability recorded on the financial statements or the Form 5500.

Voting of Common Stock
----------------------
Each participant is entitled to exercise voting rights attributable to the shares allocated to his account and is notified by the trustee prior to the time that such rights are to be exercised. If a participant does not provide the trustee with timely voting instructions, such participant's shares will be voted in the discretion of the trustee.

Right to Amend or Terminate
---------------------------
The Employing Company has reserved the right to amend or terminate the Plan, at any time, by resolution of the Management Committee of the Board of Directors of Duke Energy Corporation. If the Plan were terminated, all assets of the Plan would be distributed to the individual participants based upon the balances in their individual accounts at the date of termination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
-------------------------------------------
The common shares of Duke Energy Corporation are valued at fair market value which is determined by quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the specific identification method.

Payment of Benefits
-------------------
Benefits are recorded when paid.

3.TAX CONSEQUENCES OF THE PLAN:

The Plan has been approved by the Internal Revenue Service by a letter dated September 7, 1995, as a qualified employees' trust under Sections 401 and 409(a) of the Internal Revenue Code. The trust is exempt from income taxes under
Section 501(a) of the Code.

4. THE TRUSTEE:

In accordance with terms of a trust agreement, the Trustee, Wachovia Bank of North Carolina, N.A., holds all investments and makes distributions to participants. The Employing Company pays all administrative costs relating to the Plan.

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
-------------------------------------------------------

There were no differences between the financial statements and the Form 5500 in 1997 or 1996.

6. RECLASSIFICATION:

Certain amounts in the 1996 financial statements have been reclassified to conform to current presentation.

             DUKE ENERGY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
           LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1997


(Dollars In Thousands)
--------------------------------------------------------------------------------
Duke Energy Corporation Common Stock:

  Number of Shares                              1,156,177
                                          ===============
  Cost                                    $        25,291
                                          ===============
  Fair Market Value                       $        64,030
                                          ===============

             DUKE ENERGY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
               LINE 27D - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

(Dollars In Thousands)
--------------------------------------------------------------------------------
                                                           Selling                Gain/
                                                            Price    Cost        (Loss)
                                                   ----------------------------------------

Duke Energy Corporation Common Stock:
  7 Purchases                                                         $2,212    $     -
  41 Sales                                                $4,993       2,503       2,490

Wachovia Bank DTF Short Term Investment Fund:
  26 Purchases                                                         2,307          -
  15 Sales                                                 2,307       2,307          -

                                                                              10